 Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ASCENTAGE PHARMA GROUP INTERNATIONAL

亞盛醫藥集團

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6855)

CHANGE OF COMPANY SECRETARY AND AUTHORISED REPRESENTATIVE

The board (the “Board”) of directors (the “Directors”) of Ascentage Pharma Group International (the “Company”) announces that Mr. Wong Cheung Ki Johnny (“Mr. Wong”) has resigned as (i) the company secretary of the Company (the “Company Secretary”); (ii) an authorised representative of the Company as required under Rule 3.05 of the Rules Governing the Listing of Securities (the “Listing Rules”) on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) (the “LR 3.05 Authorised Representative”); and (iii) an authorised representative for accepting service of process and notices on behalf of the Company as required under Part 16 of the Companies Ordinance (Chapter 622 of the Laws of Hong Kong) (the “Companies Ordinance”) and the person authorised to accept service of process and notices on the Company’s behalf in Hong Kong under Rule 19.05(2) of the Listing Rules (the “CO and LR19.05 Authorised Representative”), all with effect from February 25, 2025.

Mr. Wong has confirmed that he has no disagreement with the Board and that there is no matter relating to his resignation that needs to be brought to the attention of the shareholders of the Company and the Stock Exchange.

The Board would like to take this opportunity to express its sincere gratitude to Mr. Wong for his contribution to the Company during the tenure of his service.

Following Mr. Wong’s resignation, Ms. Chan Charmayne (“Ms. Chan”) has been appointed as the Company Secretary, a LR3.05 Authorised Representative and a CO and LR19.05 Authorised Representative, all with effect from February 25, 2025.

The biographical information of Ms. Chan is as follows:

Ms. Chan has worked for Acclime Corporate Services Limited, a corporate services provider, since September 2018 and was appointed as its director in July 2019. She has over 17 years of experience in company secretarial field. She had served in a law firm and listed companies and had extensive experience in performing full range of company secretarial duties of listed companies (Main and GEM boards of the Stock Exchange) and private companies of major jurisdictions. She is currently the Company Secretary of PuraPharm Corporation Limited (Stock Code: 1498), Fineland Living Services Group Limited (Stock Code: 9978), Bright Future Technology Holdings Limited (Stock Code: 1351) and China MeiDong Auto Holdings Limited (Stock Code: 1268) and a joint company secretary of Redsun Services Group Limited (Stock Code: 1971), Redsun Properties Group Limited (Stock Code: 1996) and Wise Living Technology Co., Ltd (Stock Code: 2481).

1

Ms. Chan has been a Chartered Governance Professional awarded by The Chartered Governance Institute (the “CGI”) and The Hong Kong Chartered Governance Institute (the “HKCGI”) since March 2019 and an associate member of the HKCGI since January 2014 and an elected associate of the CGI since January 2014. She obtained a master’s degree in corporate governance from the Hong Kong Polytechnic University in Hong Kong in October 2013 and a bachelor’s degree in business administration and management from the University of Huddersfield in the United Kingdom through distance education in November 2007. Ms. Chan meets the qualification requirements for company secretary under Rule 3.28 of the Listing Rules.

The Board would like to take this opportunity to welcome Ms. Chan on her new appointment.

By order of the Board
Ascentage Pharma Group International Dr. Yang Dajun
Chairman and Executive Director

Suzhou, People’s Republic of China, February 25, 2025

As at the date of this announcement, the Board comprises Dr. Yang Dajun as Chairman and executive Director, Dr. Wang Shaomeng and Dr. Lu Simon Dazhong as non-executive Directors, and Mr. Ye Changqing, Mr. Ren Wei, Dr. David Sidransky, Ms. Marina S. Bozilenko, Dr. Debra Yu and Marc E. Lippman, MD as independent non-executive Directors.

2